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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          FIRST STATE BANCORPORATION
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                                (Name of Issuer)

                          Common Stock, no par value
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                         (Title of Class of Securities)

                                   336453105
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                                 (CUSIP number)

                             Howard B. Adler, Esq.
                          Gibson, Dunn & Crutcher LLP
                         1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                (202) 955-8589
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 June 8, 1999
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP NO. 336453105                                  13D/A                      PAGE  2  OF  6  PAGES
                                                                                     ---    ---
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
1       NAME OF REPORTING  PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        CARLSON CAPITAL, L.P.                                       I.R.S. IDENTIFICATION NO. 75-249-4317
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                       (b) [X]

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3       SEC USE ONLY


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4       SOURCE OF FUNDS*

        NONE
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
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  NUMBER OF      7       SOLE VOTING POWER
    SHARES
                         72,350
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 BENEFICIALLY
   OWNED BY      8       SHARED VOTING POWER

                         0
                --------------------------------------------------------------------------------------------------------
     EACH        9       SOLE DISPOSITIVE POWER
  REPORTING
                         72,350
                --------------------------------------------------------------------------------------------------------
 PERSON WITH     10      SHARED DISPOSITIVE POWER

                         0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        72,350
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.1%
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14      TYPE OF REPORTING PERSON*

        IA, PN
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





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         This Amendment No. 1 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on March 16, 1999 has been prepared to report the sale by the Reporting Person of shares of Common Stock of the Issuer. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Person's original Schedule 13D filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b), (c) and (e) are hereby amended as follows:

         (a) This statement on Schedule 13D relates to 72,350 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 2.1% of the issued and outstanding shares of Common Stock.

         (b) The Reporting Person has sole voting and dispositive power with respect to 72,350 shares of Common Stock.

         (c) In the past 60 days, accounts managed by the Reporting Person sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such sales were made on the open market.

         (e) On June 8, 1999, the Reporting Person ceased to beneficially own more than 5% of the issued and outstanding shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:       Transactions in Shares of Common Stock in Past 60
Days.





                              (Page 3 of 6 Pages)
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 10, 1999


                         CARLSON CAPITAL, L.P.

                                  /s/ Clint D. Carlson
                         -------------------------------------------------------
                         By:  Clint D. Carlson, President of the General Partner






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